Exhibit 1:

SCAILEX CORPORATION LTD (“THE COMPANY”)

February 1, 2007

The Securities Authority	Tel Aviv Stock Exchange Ltd
22 Kanfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(Through the Magna)	(Through the Magna)

Immediate Report

Further to the Company’s immediate report of December 28, 2006, the Company announces that as part of the arrangements to contend for the acquisition of the controlling interest in Oil Refineries Ltd. (“ORL”) in the scope of its planned privatisation, the Company has today entered into an agreement with Mivtach Shamir Holdings Ltd (“Mivtach Shamir”). Pursuant to the agreement Mivtach Shamir will become an additional shareholder (20%) of the subsidiary, which has been formed for the purpose of contending in the acquisition of the controlling interest in ORL and to be controlled by the Company.

The Company emphasises that there is no assurance with regard to its participating in the bid for the purchase of shares in ORL in the offering, with regard to the conditions and/or results thereof.

Scailex Corporation Ltd.